Exhibit 99.1

Bell Announces Pricing of Cash Tender Offer for Debt Securities

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this news release.

MONTRÉAL, March 25, 2025 –– Bell Canada (“Bell” or the “Company”) today announced the pricing of its previously announced offer (the “Offer”) to purchase for cash all tendered C$1,130,937,000 principal amount of the 3.50% MTN Debentures Series M-51 due 2050. As indicated in its press release of March 24, 2025, the Company will not accept the 4.05% MTN Debentures Series M-55 due 2051 which were tendered into the separate offer for such debentures.

The Offer

The Offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 17, 2025 relating to the outstanding debentures listed in the table below (the “Debentures”) (the “Offer to Purchase”). The Debentures are unconditionally guaranteed as to payment of principal, interest and other obligations by BCE Inc. (“BCE”), Bell Canada’s parent company. Capitalized terms used but not defined in this news release have the meanings given to them in the Offer to Purchase.

The table below sets out the aggregate principal amount of Debentures accepted for purchase, the Reference Yield and the Total Consideration in respect of the Debentures validly tendered and accepted for purchase pursuant to the Offer for such Debentures.

Title of Debentures(1)	Principal Amount Outstanding		CUSIP / ISIN Nos(1)	Reference Security	Bloomberg Reference Page	Reference Yield	Fixed Spread (Basis Points)	Total Consideration(2)		Principal Amount Accepted
3.50% MTN Debentures Series M-51 due 2050	C$	1,250,000,000	07813ZCD4 / CA07813ZCD48	CAN 2 3⁄4 12/01/55	FIT CAN0-50	3.291%	165	C$	792.33	C$	1,130,937,000

(1)

No representation is made by the Company as to the correctness or accuracy of the CUSIP number or ISIN listed in this news release or printed on the Debentures. They are provided solely for convenience.

(2)

Per C$1,000 principal amount of Debentures validly tendered, and not validly withdrawn, at or prior to March 24, 2025 (the “Expiration Date”) and accepted for purchase; excludes the Accrued Coupon Payment.

Settlement

Payment of Total Consideration for Debentures accepted for purchase will be made by the Company on the settlement date, which is expected to occur on March 27, 2025 (the “Settlement Date”). In addition to the Total Consideration, Holders whose Debentures are accepted for purchase will receive a cash payment equal to the Accrued Coupon Payment, representing accrued and unpaid interest on such Debentures from and including the immediately preceding interest payment date for such Debentures to, but excluding, the Settlement Date. Holders whose Debentures are accepted for purchase will lose all rights as Holder of the tendered Debentures and interest will cease to accrue on the Settlement Date for all Debentures accepted in the Offer.

Following consummation of the Offer, any Debentures that are purchased in the Offer will be retired and cancelled and no longer remain outstanding. All 4.05% MTN Debentures Series M-55 due 2051 not accepted for purchase by the Company will be returned without cost to the tendering Holders.

Upon completion of the Offer, there will be approximately C$119,063,000 aggregate principal amount of the 3.50% MTN Debentures Series M-51 due 2050 outstanding. The aggregate principal amount outstanding of the 4.05% MTN Debentures Series M-55 due 2051 will remain unchanged at C$550,000,000.

The Company has retained RBC Dominion Securities Inc. (“RBC”), Scotia Capital Inc. (“Scotia”) and TD Securities Inc. (“TD”) to act as lead dealer managers, and BMO Nesbitt Burns Inc., Merrill Lynch Canada Inc., CIBC World Markets Inc., Desjardins Securities Inc., National Bank Financial Inc., Citigroup Global Markets Canada Inc., Wells Fargo Securities Canada, Ltd., Mizuho Securities Canada Inc., SMBC Nikko Securities Canada, Ltd. and Barclays Capital Canada Inc. to act as co-dealer managers (collectively, the “Dealer Managers”) for the Offer. Questions regarding the terms and conditions for the Offer or for copies of the Offer to Purchase should be directed to RBC at 1.877.381.2099 (toll-free) or 1.416.842.6311 (collect), Scotia at 416.863.7438 or TD at 1.866.584.2096 (toll-free) or 416.982.6451 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

TSX Trust Company is acting as the Tender Agent for the Offer.

If the Company terminates the Offer, it will give prompt notice to the Tender Agent, and all Debentures tendered pursuant to such terminated Offer will be returned promptly to the tendering Holders thereof. With effect from such termination, any Debentures blocked in CDS will be released.

Offer and Distribution Restrictions

The Offer was made solely pursuant to the Offer to Purchase. This news release does not constitute a solicitation of an offer to buy any securities in the United States. No Offer constitutes an offer or an invitation by, or on behalf of, BCE, the Company or the Dealer Managers (i) to participate in the Offer in the United States; (ii) to, or for the account or benefit of, any “U.S. person” (as such term is defined in Regulation S of the U.S. Securities Act of 1933, as amended); or (iii) to participate in the Offer in any jurisdiction in which it is unlawful to make such an offer or solicitation in such jurisdiction, and such persons are not eligible to participate in or tender any securities pursuant to the Offer. No action has been or will be taken in the United States or any other jurisdiction that would permit the possession, circulation or distribution of this news release, the Offer to Purchase or any other offering material or advertisements in connection with the Offer to (i) any person in the United States; (ii) any U.S. person; (iii) anyone in any other jurisdiction in which such offer or solicitation is not authorized; or (iv) any person to whom it is unlawful to make such offer or solicitation. Accordingly, neither this news release, the Offer to Purchase nor any other offering material or advertisements in connection with the Offer may be distributed or published, in or from the United States or any such other jurisdiction (except in compliance with any applicable rules or regulations of such other jurisdiction). Tenders will not be accepted from any holder located or resident in the United States.

In any jurisdiction in which the securities laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to have been made on behalf of the Company by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

This news release is for informational purposes only. This news release is not an offer to purchase or a solicitation of an offer to sell any Debentures or any other securities of BCE, the Company or any of their subsidiaries.

Caution Concerning Forward-Looking Statements

Certain statements made in this news release are forward-looking statements, including, but not limited to, statements regarding the timing for completion of the Offer and the expected Settlement Date thereof. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. These statements are not guarantees of future performance or events and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the proposed Offers referred to above. Readers are cautioned that such information may not be appropriate for other purposes.

About Bell

Bell is Canada’s largest communications company1, providing advanced broadband Internet, wireless, TV, media and business communication services. Founded in Montréal in 1880, Bell is wholly owned by BCE. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

[1]	Based on total revenue and total combined customer connections.

Media Inquiries:

Ellen Murphy

media@bell.ca

Investor Inquiries:

Richard Bengian

richard.bengian@bell.ca

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